UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54679 / November 1, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12437

In the Matter of **Geographics, Inc.,** **Pembroke Capital, Inc.,** **and Window Rock Capital Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO WINDOW ROCK CAPITAL CORP.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Window Rock Capital Corp. ("Window Rock" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 27, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Window Rock (CIK No. 1001808) is a defaulted Nevada corporation located in The Woodlands, Texas. At all times relevant to this proceeding, the securities of Window Rock have been registered under Exchange Act Section 12(g). As of September 25, 2006, Window Rock's stock common stock (symbol "WRKC") was quoted on the Pink Sheets, had sixteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

      2.   Window Rock has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has filed only one Form 10-QSB in the last three years. Window Rock filed (three months late) a Form 10-QSB for the period ended September 30, 2005, which reported no revenue and a net loss of $138,378 for the prior three months. This filing also identified the company by the name Window Rock Capital Holdings, Inc., the same name listed in the Nevada Secretary of State records, but the company failed to record the name change with the Commission as required by Commission rules. Prior to filing this Form 10-QSB, Window Rock failed to file two annual reports and six quarterly reports. After the filing of this Form 10-QSB for the period ended September 30, 2005, Window Rock failed to file one annual report and one quarterly report.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                               Nancy M. Morris
                               Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.